

Mail Stop 4628

June 13, 2016

Via E-mail
Carl J. Laurino
Senior Vice President and Chief Financial Officer
The Manitowoc Company, Inc.
2400 South 44th Street
Manitowoc, WI 54221

> Re: **The Manitowoc Company, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-11978**

Dear Mr. Laurino:

We refer you to our comment letter dated May 23, 2016 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director